UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. — )*

LODGENET INTERACTIVE CORPORATION
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
540211109
(CUSIP Number)
Alex R. Lieblong
Key Colony Management, LLC
10825 Financial Centre Parkway, Suite 100,
Little Rock, AR 72211

with a copy to:
W. Scott Wallace
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5587
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	540211109

1.	NAMES OF REPORTING PERSONS Key Colony Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		1,157,850

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,157,850

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,157,850

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	51206P109

1.	NAMES OF REPORTING PERSONS Key Colony Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7.	SOLE VOTING POWER

NUMBER OF		1,157,850

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,157,850

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,157,850

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO/HC

CUSIP No.	51206P109

1.	NAMES OF REPORTING PERSONS Alex R. Lieblong

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		1,157,850

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,157,850

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,157,850

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

CUSIP No.	51206P109

1.	NAMES OF REPORTING PERSONS Michael J. Grondahl

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		1,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
     This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Lodgenet Interactive Corporation, a Delaware corporation (the “Issuer” or “Company”). The address of the principal executive offices of the Issuer is 3900 West Innovation Street, Sioux Falls, South Dakota 57107.
Item 2. Identity and Background.
     (a), (b) and (c) This statement is jointly filed by and on behalf of each of Key Colony Fund, L.P., Key Colony Management, LLC, Alex R. Lieblong and Michael J. Grondahl (the “Reporting Persons”).
     Key Colony Fund, L.P. is a limited partnership organized under the laws of the State of Delaware and its principal business is investments. The principal business of Key Colony Fund, L.P. is investments. Key Colony Management, LLC is a limited liability company organized under the laws of the State of Arkansas. Its principal business is to serve as the general partner of Key Colony Fund, L.P. and it may be deemed to beneficially own securities owned by Key Colony Fund, L.P. Mr. Lieblong is the president and managing member of Key Colony Management, LLC, and his present principal occupation is investments. Mr. Lieblong may be deemed to beneficially own securities owned by each of Key Colony Fund, L.P. and Key Colony Management, LLC. The present principal occupation of Mr. Grondahl is serving as an analyst at Key Colony Fund, L.P. The business address of each of the Reporting Persons is 10825 Financial Centre Parkway, Suite 100, Little Rock, AR 72211. Mr. Lieblong and Mr. Grondahl are United States citizens.
     The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Act”) or otherwise, the beneficial owner of any Common Stock covered by this statement.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) See (a) above.
Item 3. Source and Amount of Funds or Other Consideration.
     The source of funds used for the purchases of the 1,157,850 shares of Common Stock held by Key Colony Fund, L.P. was the available working capital funds of Key Colony Fund, L.P. The aggregate funds used by Key Colony Fund, L.P. to make these purchases was $4,161,936.53, including commissions.
     The source of funds used for the purchase of the 1,000 shares of Common Stock held by Mr. Grondahl was personal funds of Mr. Grondahl. The aggregate funds used by Mr. Grondahl to make these purchases was $6,350.00, including commissions.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired shares of the Issuer’s Common Stock for investment in the ordinary course of business because they believed that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. Representatives of the Reporting Persons have, from time to time, met with, and may in the future meet with, representatives of the Issuer to discuss, among other things, matters relating to the strategic direction and operations of the Issuer.
     Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The Reporting Persons (other than Mr. Grondahl) collectively own an aggregate of 1,157,850 shares of Common Stock. All shares of Common Stock reported on this Schedule 13D were purchased by Key Colony Fund, L.P. (other than 1,000 shares purchased by Mr. Grondahl).
     (b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
     All percentages set forth in this statement are based on 22,659,515 shares of Common Stock reported in the Issuer’s Form 10-Q for the period ended June 30, 2008.

     (c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days consist of the following transactions effected by Key Colony Fund, L.P.:

Transaction	Shares	Shares	Price	Description
Date	Acquired	Disposed	Per Share	of Transaction
August 29, 2008	9,200	0	3.9352[1]	Open market purchase
September 2, 2008	14,200	0	4.1131[1]	Open market purchase
September 3, 2008	33,800	0	4.2368[1]	Open market purchase
September 4, 2008	24,077	0	4.0244[1]	Open market purchase
September 5, 2008	11,805	0	4.0551[1]	Open market purchase
September 12, 2008	29,000	0	3.3979[1]	Open market purchase
September 15, 2008	17,117	0	3.2357[1]	Open market purchase
September 16, 2008	51,000	0	3.0967[1]	Open market purchase
September 17, 2008	18,800	0	2.9395[1]	Open market purchase
September 18, 2008	41,000	0	2.9729[1]	Open market purchase
September 19, 2008	52,600	0	3.0888[1]	Open market purchase
September 19, 2008	0	3,000	2.9301[1]	Open market sale
September 22, 2008	12,585	0	3.1897[1]	Open market purchase
September 23, 2008	45,746	0	3.0388[1]	Open market purchase
September 24, 2008	51,500	0	2.8685[1]	Open market purchase
September 25, 2008	6,000	0	2.7733[1]	Open market purchase
September 26, 2008	18,600	0	2.4091[1]	Open market purchase
September 30, 2008	2,465	0	2.1292[1]	Open market purchase
October 1, 2008	34,900	0	2.3035[1]	Open market purchase
October 1, 2008	3,000	0	2.2900[1]	Open market purchase
October 2, 2008	15,300	0	2.0589[1]	Open market purchase
October 3, 2008	41,699	0	1.9843[1]	Open market purchase
October 8, 2008	26,000	0	1.1148[1]	Open market purchase
October 10, 2008	12,000	0	1.0020[1]	Open market purchase
October 14, 2008	38,000	0	1.5314[2]	Open market purchase
October 15, 2008	12,000	0	1.3050[2]	Open market purchase
October 16, 2008	6,000	0	1.2041[2]	Open market purchase
October 17, 2008	7,000	0	1.2526[2]	Open market purchase
October 20, 2008	8,000	0	1.3909[2]	Open market purchase
October 21, 2008	11,000	0	1.3560[2]	Open market purchase
October 22, 2008	12,100	0	1.2940[2]	Open market purchase
October 24, 2008	17,000	0	1.1547[2]	Open market purchase

1.	Excluding commissions of $0.0300 per share.

2.	Excluding commissions of $0.0200 per share.
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2008	KEY COLONY FUND, L.P. By: Key Colony Management, LLC Title: General Partner
	By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong
		Title:	Managing Member

KEY COLONY MANAGEMENT, LLC
	By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong
		Title:	Managing Member

ALEX R. LIEBLONG
	By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong

MICHAEL J. GRONDAHL
	By:	/s/ Michael J. Grondahl
		Name:	Michael J. Grondahl

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)